Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 000-30702)

Investor Relations Contact:

Advanced Semiconductor Engineering, Inc. Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678	Siliconware Precision Industries Co., Ltd. Bryan Chiang, Spokesperson Spokesperson@spil.com.tw Tel: +886.4.2554.5527#3676

November 24, 2017

ASE and SPIL Received All Antitrust Approvals for their Combination and the Establishment of ASE Industrial Holding Co., Ltd.

Taipei, Taiwan, R.O.C., November 24, 2017– Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (“ASE”) and Siliconware Precision Industries Co., Ltd. (“SPIL”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) jointly announced on June 30, 2016 that both companies plan to establish ASE Industrial Holding Co., Ltd. (“HoldCo”). Following the announcement, ASE and SPIL filed applications to antitrust authorities in different jurisdictions in connection with the proposed transaction. ASE and SPIL received clearances from the Taiwan Fair Trade Commission and the U.S. Federal Trade Commission on November 16, 2016 and May 15, 2017, respectively. On November 24, 2017, the Anti-Monopoly Bureau under the Ministry of Commerce of the PRC (“MOFCOM”) announced that it has conditionally approved the proposed transaction. ASE and SPIL highly appreciate the assistance that we have received from cross-strait and all relevant governmental authorities during the review process for this transaction. Since ASE and SPIL have now received all necessary antitrust clearances for the transaction, ASE will immediately proceed with the establishment of HoldCo. It is expected that an extraordinary general meeting will be convened in February 2018 and the establishment of HoldCo will be completed by the end of May 2018. This timeline, however, is subject to the review progress of competent authorities.

The combination of ASE and SPIL in the form of a joint share exchange (the “Share Exchange”) could promote healthy competition, enhance research and development intensity and provide high-quality and customized services to all customers. More importantly, the Share Exchange could contribute to the development of technical support for the advancement of the next-generation digital age. While the Share Exchange carries positive significance for Taiwan and benefits the development of the semiconductor packaging and testing technology in the PRC and across the globe, ASE and SPIL are aware of the fact that certain industry players and authorities in the PRC may have concerns over the potential restrictive effects of the Share Exchange. In order to mitigate such concerns, ASE and SPIL filed a remedial proposal to MOFCOM, which included the companies’ commitments to maintain independent operations for a confined period.

HoldCo will continue to list in Taiwan and in the US. ASE and SPIL will continue to expand our investment in Taiwan, to cherish and protect this land that nurtured us. In addition, we will continue to hold ourselves to the highest corporate governance standards and implement sustainable business philosophies. As an integral member of the global semiconductor industry chain, HoldCo would undoubtedly face severe competition and challenges. In order for HoldCo to compete effectively in the global environment, HoldCo will need to rely on the continued support and supervision from government authorities and all sectors of the society. More importantly, HoldCo will need to implement dynamic strategies to compete for talent and resources on a worldwide basis. In order to achieve our long-term goal for a sustainable industry and to enhance the welfare of the greater population, HoldCo will continue to work with other industry participants to explore strategic alliance opportunities, which will in turn spur further innovation and create a mutually beneficial business environment for the industry as a whole.

Safe Harbor Notice:

This statement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding ASE’s or HoldCo’s future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding the expected completion of the proposed combination between ASE and Siliconware Precision Industries Co., Ltd. (“SPIL”) and any benefits or synergies of the proposed combination, as well as ASE’s or HoldCo’s (if established) future results of operations, financial condition or business prospects, are based on certain assumptions made by ASE or HoldCo (if established) based on management’s experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management as well as information from other sources ASE’s management believes to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this statement. The words “will,” “potential,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “could,” “project,” or their negatives, and other similar expressions or statements, as they relate to ASE or HoldCo (if established), are intended to identify these forward-looking statements, although not all forward-looking statements contain such identifying words. These statements discuss future expectations, identify strategies, contain projections of results of operations of ASE’s or HoldCo’s (if established) financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. These include risks and uncertainties that may affect the proposed combination with SPIL, the satisfactory completion of due diligence by the parties, the ability of the parties to negotiate and enter into a definitive agreement and, if such an agreement is entered into, the satisfaction of the conditions contained in the definitive agreement, any delay or inability to obtain necessary approvals or consents from third parties and the ability of the parties to realize the anticipated benefits from the proposed business transaction. ASE cannot guarantee that its expectations expressed in these forward-looking statements will turn out to be correct. ASE’s or HoldCo’s (if established) actual results could be materially different from and worse than those expectations. For a discussion of important risks and factors that could cause ASE’s or HoldCo’s (if established) actual results to be materially different from its expectations, please see the documents we file from time to time with the U.S. Securities and Exchange Commission (“U.S. SEC”), including ASE’s 2016 Annual Report on Form 20-F filed on April 21, 2017. Any forward-looking statement speaks only as of the date on which such statement is made and ASE undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

This statement is not an offering of securities for sale in any jurisdiction:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. ASE has filed a registration statement on Form F-4 with the U.S. SEC in connection with the proposed joint share exchange between ASE and SPIL (the “Joint Share Exchange”). The Form F-4 will contain a prospectus and other documents. The Form F-4 and prospectus, as they may be amended from time to time, will contain important information about ASE, SPIL, the Joint Share Exchange and related matters. U.S. shareholders of ASE are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the Joint Share Exchange carefully before they make any decision at any shareholders’ meeting of ASE with respect to the Joint Share Exchange. The Form F-4 , the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 , the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be made available, free of charge, to U.S. shareholders of ASE who make a written request to ir@aseglobal.com.